Mail Stop 3561

June 30, 2008

Mr. Neil Cole, President and CEO
Iconix Brand Group, Inc.
1450 Broadway #4
New York, New York 10018

      Re: **Iconix Brand Group, Inc.**
               Form 10-K for Fiscal Year Ended
               December 31, 2007
               Filed February 29, 2008
               File No. 001-10593

Dear Mr. Cole:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 35

1. While you list the fiscal 2007 performance measures, you have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your named executive officers to earn their annual incentive compensation and

long-term incentive compensation. For example, we note the grant of equity awards based on performance and a bonus to Mr. Cole based on achievement of EBITA targets. Please confirm that in future filings you will disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Your supplemental response should address your targets for the 2007 fiscal year as disclosed in the definitive proxy statement filed on April 7, 2008. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Consolidated Income Statements, page F-5

2. We note that 'Special charges' has been a recurring line item for the last four years. Please revise your caption entitled 'Special charges, net' to better explain the amounts included in this line item, as described in Note 10 to the financial statements.

Note 1. Summary of Significant Accounting Policies, page F-9

Marketable Securities, page F-10

3. We note your disclosure indicating that the recorded temporary decline in value of your auction rate securities as of December 31, 2007 was based on a third-party valuation. Given your reference to the use of such an appraisal, the expert that prepared such appraisal should be named, and the respective consent of such expert should be filed as an exhibit in future Exchange Act reports. As an alternative, you may delete all references to third-party appraisals in future Exchange Act filings. Please explain to us how you plan to address this comment in future filings.

Goodwill and Other Intangibles, page F-11

4. We note your disclosures indicate you test your indefinite life trademarks for impairment on at least an annual basis through the use of discounted cash flow models. Tell us and expand your disclosures to describe whether you have combined your indefinite-lived intangible assets into a single unit of accounting for impairment testing purposes, as described in EITF 02-7.

Note 8. Debt Arrangements, page F-20

5. We note that you entered into hedges for your $287.5 million convertible notes by purchasing call options covering approximately 10.4 million shares of your stock by paying $76.3 million. We also note that you entered into a separate warrant transaction for $37.5 million. Tell us how you applied the guidance in SFAS 133 and EITF Issue 00-19 in determining the accounting for the call options and warrants. Expand your disclosures to clearly explain how you accounted for these transactions.

* * * * * *

Closing comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Neil Cole
Iconix Brand Group, Inc.
June 30, 2008
Page 4

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the accounting comments may be directed to David Walz at (202) 551-3358. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326 or to me, who supervised the review of your filing, at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Warren Clamen
        FAX: (212) 391-0127
        Deborah Stehr, Esq.
        FAX: (212) 391-2057